FORM 5

/  /   Check this box if no longer
       subject to Section 16. Form 4
       or Form 5 obligation may
       continue. See instruction 1(b)

/  /   Form 3 Holdings Reported

/  /   Form 4 Transactions Reported

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940


1.   Name and Address of Reporting Person

     General Electric Company
     3135 Easton Turnpike
     Fairfield, CT 06431

2.   Issuer Name and Ticker or Trading Symbol

     Plug Power, Inc.  (PLUG)

3.   IRS or Social Security Number of Reporting Person (Voluntary)



4.   Statement for Month/Year

     1999

5.   If Amendment, Date of Original (Month/Year)



6.   Relationship of Reporting Person(s) to Issuer (Check all applicable)

     (  ) Director                         (X ) 10% Owner
     (  ) Officer (give title below)       (  ) Other (specify below)






7.   Individual or Joint/Group Reporting (Check Applicable Line)
     (X ) Form filed by One Reporting Person
     (  ) Form filed by More than One Reporting Person

Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security   2. Trans-   3. Trans-         4. Securities              5. Amount of     6. Ownership       7. Nature of
   (Instr. 3)             action      action            Acquired (A) or            Secur-           Form:              Indirect
                          Date        Code              Disposed of (D)            ities            Direct (D)         Beneficial
                         (Month/      (Instr.           (Instr. 3, 4               Benefici-        or                 Ownership
                          Day/        8)                and 5)                     ally             Indirect           (Instr. 4)
                          Year)                                                    Owned at         (I)
                                                                                   End of           (Instr. 4)
                                                                                   Month
                                                                                   (Instr.
                                   ----------        -------------------           3 and 4)

                                   Code    V           Amount      (A)    Price
                                                                 or
                                                                 (D)




Reminder: Report on a separate line for each class of securities benefically owned directly or indirectly.

Table II -- Derivative Securities Acquired,
Disposed of, or Beneficially Owned (e.g., pus, calls, warrants, options, convertible securities)

1. Title of Derivative   2. Conversion      3. Transaction     4. Transaction   5. Number of               6. Date
   Security                 or Exercise        Date               Code             Derivative                 Exercisable
   (Instr. 3)               Price of           (Month/            (Instr. 8)       Securities                 and
                            Derivative         Day/Year)                           Acquired (A)               Expiration
                            Security                                               or Disposed                Date
                                                                                   of (D)                     (Month/
                                                                                   (Instr. 3, 4,              Day/Year)
                                                               ----------------    and 5)                  ----------------

                                                                                   (A)    (D)              Date           Expira-
                                                                                                           Exer-          tion
                                                                                                           cisable        Date
Director Stock Option
(option to buy)               $15.00        10/28/99           A                25,000                     10/28/99       10/28/09



Table II (continued)

7. Title and Amount            8. Price of Derivative   9. Number of            10. Ownership Form of   11. Nature of Indirect
   of Underlying                  Security                 Derivative               Derivative              Beneficial
   Securities                     (Instr. 5)               Securities               Security                Ownership
                                                           Beneficially Owned       Direct (D) or           (Instr. 4)
                                                           at End of Year           Indirect (I)
----------------------                                     (Instr. 4)               (Instr. 4)

Title               Amount or
                    Number of
                    Shares

Common Stock        25,000     $0                       25,000                       I                       Note 2



Explanation of Responses:

Note 1: 15,000 are immediately exercisable; 10,000 will become exercisable on the date of Plus Power's 2000 annual meeting.

Note 2: Mr. Robert Nardelli, a director of Plug Power and a Senior Vice President of General Electric Company ("GE"), has assigned to GE his pecuniary interest in stock options granted to him under Plug Power's director compensation plan.


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).


Janet Bedol                                          February 11, 2000
-----------                                          -----------------
**Signature of Reporting Person                            Date
Attorney in Fact for General Electric Company